Exhibit 99.1

PolyPid Announces Receipt of Nasdaq Notification of Minimum Stockholders’ Equity Non-Compliance

PETACH TIKVA, Israel, April 14, 2023 -- PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), a late-stage biopharma company aiming to improve surgical outcomes, today announced it has received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it is no longer in compliance with the minimum stockholders' equity requirement for continued listing on the Nasdaq Global Market. Nasdaq Listing Rule 5450(b)(1) requires listed companies to maintain stockholders’ equity of at least $10,000,000, and the Company’s stockholders’ equity was $5,829,000 as of December 31, 2022. In accordance with Nasdaq rules, the Company has 45 calendar days, or until May 25, 2023, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. The notification letter has no immediate effect on the Company’s listing on the Nasdaq Capital Market, and during the grace period, as may be extended, the Company’s ordinary shares will continue to trade on Nasdaq under the symbol “PYPD”.

As a result of the Company’s underwritten public offering of ordinary shares and concurrent private placement of pre-funded warrants, both completed on March 31, 2023, which raised aggregate gross proceeds of approximately $11.4 million, the Company believes it will be able to demonstrate compliance with the stockholders’ equity requirement. If the Company’s plan is not accepted it may consider applying to transfer the Company’s ordinary shares to the Nasdaq Capital Market.

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is a late-stage biopharma company aiming to improve surgical outcomes. Through locally administered, controlled, prolonged-release therapeutics, PolyPid’s proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with Active Pharmaceutical Ingredients (APIs), enabling precise delivery of drugs at optimal release rates over durations ranging from several days to months. PolyPid’s lead product candidate D-PLEX100 is in Phase 3 clinical trials for the prevention of soft tissue abdominal and sternal surgical site infections. In addition, the Company is currently in preclinical stages to test the efficacy of OncoPLEX for treatment of solid tumors, beginning with glioblastoma.

For additional Company information, please visit http://www.polypid.com and follow us on Twitter and LinkedIn.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses regaining compliance with Nasdaq’s continued listing requirements, the timing and effect thereof and the possibility to transfer to the Nasdaq Capital Market. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on March 31, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Contacts:

PolyPid Ltd.
Ori Warshavsky
COO – US
908-858-5995
IR@Polypid.com

Investors:

Brian Ritchie
LifeSci Advisors
212-915-2578
britchie@lifesciadvisors.com